Exhibit 99.1

# ATTACHMENT A – MASTER SERVICES AGREEMENT

## RENEWABLE ENERGY DEVELOPMENT

THIS MASTER SERVICES AGREEMENT (the "MSA") is made this 9th day of February 2018 by and between Abundant Solar Power, Inc. and the STATE OF MARYLAND, acting through the Maryland Department of Transportation.

In consideration of the promises and the covenants herein contained, the adequacy and sufficiency of which is duly acknowledged by the parties, the parties agree as follows:

**1. Definitions**

In this MSA, the following words have the meanings indicated:

1.1 "COMAR" means Code of Maryland Regulations available on-line at www.dsd.state.md.us.

1.2 "MSA" means this agreement between Abundant Solar Power Inc. and the State of Maryland, acting through the Maryland Department of Transportation

1.3 "MSA Contract Monitor" means the Department employee identified as the MSA Contract Monitor in the Key Information Summary sheet.

1.4 "Offeror" means Abundant Solar Power, Inc. whose principal business address is 700 West Metro Park, Rochester, NY 14623 and whose principal office in Maryland is 1519 York Road, Lutherville MD 21093.

1.5 "Department" means the Maryland Department of Transportation (MDOT).

1.6 "Financial Proposal" means the Offeror's Financial Proposal dated December 14, 2017.

1.7 "Procurement Officer" means the Department employee identified as the Procurement Officer in the Key Information Summary Sheet

1.8 "RFP" means the Request for Proposals for Renewable Energy Development Solicitation #MDOT-OOE RED 2018, and any addenda thereto issued in writing by the State.

1.9 "State" means the State of Maryland.

1.10 "Technical Proposal" means the Offeror's Technical Proposal dated August 14, 2017.

**2. Scope of MSA**

2.1 The Offeror shall provide deliverables, programs, goods, and services specific to the MSA for Renewable Energy Development awarded in accordance with Exhibits A-C listed in this section and incorporated as part of this MSA. If there is any conflict between this MSA and the Exhibits, the terms of the MSA shall govern. If there is any conflict among the Exhibits, the following order of precedence shall determine the prevailing provision:

Exhibit A – The MSA (as amended)
Exhibit B – State Contract Affidavit, executed by the Offeror and dated December 21st, 2017
Exhibit C – The RFP (as amended)
Exhibit D – PPA (as amended)

Exhibit E – TORFP
Exhibit F – The Proposal (Technical and Financial) (as amended)

2.2 The Procurement Officer may, at any time, by written order, make changes in the work within the general scope of the MSA or the RFP. No other order, statement, or conduct of the Procurement Officer or any other person shall be treated as a change or entitle the Offeror to an equitable adjustment under this section. Except as otherwise provided in this MSA, if any change under this section causes an increase or decrease in the Offeror's cost of, or the time required for, the performance of any part of the work, whether or not changed by the order, an equitable adjustment in the MSA price shall be made and the MSA modified in writing accordingly. The Offeror must assert in writing its right to an adjustment under this section within thirty (30) days of receipt of written change order and shall include a written statement setting forth the nature and cost of such claim. No claim by the Offeror shall be allowed if asserted after final payment under this MSA. Failure to agree to an adjustment under this section shall be a dispute under the Disputes clause. Nothing in this section shall excuse the Offeror from proceeding with the MSA as changed.

2.3 While the Procurement Officer may, at any time, by written change order, make unilateral changes in the work within the general scope of the MSA as provided in Section 2.2 above, the MSA may be modified by mutual agreement of the parties, provided: (a) the modification is made in writing; (b) all parties sign the modification; and (c) all approvals by the required agencies as described in COMAR Title 21, are obtained.

**3. Period of Performance.**

3.1 The term of this MSA begins on the date the MSA is signed by the Department following any required approvals of the MSA, including approval by the Board of Public Works, if such approval is required. The Offeror shall provide services under this MSA as of the Go-Live date contained in the written Notice to Proceed. From this Go-Live date, the MSA shall be for a period of approximately five (5) years.

3.2 The State, at its sole option, has the unilateral right to extend the term of the MSA for one (1) additional two-year option, at the prices quoted in the Financial Proposal for Option Years.

3.3 Audit, confidentiality, document retention, and indemnification obligations under this MSA shall survive expiration or termination of the MSA.

**4. Consideration and Payment**

4.1 In consideration of the satisfactory performance of the work set forth in this MSA, the Department, an Agency, Government, or organization as determined by applicable Task Order Agreements, shall promptly process a proper invoice for payment in accordance with the terms of this Contract.

4.2 Payments to the Offeror shall be made no later than thirty (30) days after the Department's receipt of a proper invoice for services provided by the Offeror, acceptance by the Department of services provided by the Offeror, and pursuant to the conditions outlined in Section 4 of this MSA. Each invoice for services rendered must include the Offeror's Federal Tax Identification or Social Security Number for an Offeror who is an individual which is 300939569. Charges for late payment of invoices other than as prescribed at Md. Code Ann., State Finance and Procurement Article, §15-104 are prohibited. Invoices shall be submitted to the MSA Contract Monitor. Electronic funds transfer shall be used by the State to pay Offeror pursuant to this MSA and any other State payments due Offeror unless the State Comptroller's Office grants Offeror an exemption.

4.3 In addition to any other available remedies, if, in the opinion of the Procurement Officer, the Offeror fails to perform in a satisfactory and timely manner, the Procurement Officer may refuse or limit approval of any invoice for payment, and may cause payments to the Offeror to be reduced or withheld until such time as the Offeror meets performance standards as established by the Procurement Officer.

4.4 Payment of an invoice by the Department is not evidence that services were rendered as required under this MSA.

4.4 Offeror's eMarylandMarketplace vendor ID number is 00033675.

**5. Rights to Records**

5.1 The Offeror agrees that all documents and materials including, but not limited to, software, reports, drawings, studies, specifications, estimates, tests, maps, photographs, designs, graphics, mechanical, artwork, computations, and data prepared by the Offeror for purposes of this MSA shall be the sole property of the State and shall be available to the State at any time. The State shall have the right to use the same without restriction and without compensation to the Offeror other than that specifically provided by this MSA.

5.2 The Offeror agrees that at all times during the term of this MSA and thereafter, works created as a deliverable under this MSA, and services performed under this MSA shall be "works made for hire" as that term is interpreted under U.S. copyright law. To the extent that any products created as a deliverable under this MSA are not works made for hire for the State, the Offeror hereby relinquishes, transfers, and assigns to the State all of its rights, title, and interest (including all intellectual property rights) to all such products created under this MSA, and will cooperate reasonably with the State in effectuating and registering any necessary assignments.

5.3 The Offeror shall report to the MSA Contract Monitor, promptly and in written detail, each notice or claim of copyright infringement received by the Offeror with respect to all data delivered under this MSA.

5.4 The Offeror shall not affix any restrictive markings upon any data, documentation, or other materials provided to the State hereunder and if such markings are affixed, the State shall have the right at any time to modify, remove, obliterate, or ignore such warnings.

5.5 Upon termination of the MSA, the Offeror, at its own expense, shall deliver any equipment, software or other property provided by the State to the place designated by the Procurement Officer.

**6. Exclusive Use**

6.1 The State shall have the exclusive right to use, duplicate, and disclose any data, information, documents, records, or results, in whole or in part, in any manner for any purpose whatsoever, that may be created or generated by the Offeror in connection with this Contract. If any material, including software, is capable of being copyrighted, the State shall be the copyright owner and Offeror may copyright material connected with this project only with the express written approval of the State.

6.2 Except as may otherwise be set forth in this MSA, Offeror shall not use, sell, sub-lease, assign, give, or otherwise transfer to any third party any other information or material provided to Offeror by the Department or developed by Offeror relating to the MSA, except that Offeror may provide said information to any of its officers, employees and sub offerors who Offeror requires to have said information for fulfillment of Offeror's obligations hereunder. Each officer, employee and/or sub offeror to whom any of the Department's confidential information is to be disclosed shall be advised by Offeror of and bound by confidentiality and intellectual property terms substantively equivalent to those of this MSA.

**7. Patents, Copyrights, and Intellectual Property**

7.1 If the Offeror furnishes any design, device, material, process, or other item, which is covered by a patent, trademark or service mark, or copyright or which is proprietary to, or a trade secret of, another, the Offeror shall obtain the necessary permission or license to permit the State to use such item or items.

7.2 The Offeror will defend or settle, at its own expense, any claim or suit against the State alleging that any such item furnished by the Offeror infringes any patent, trademark, service mark, copyright, or trade secret. If a third party claims that a product infringes that party's patent, trademark, service mark, trade secret, or copyright, the Offeror will defend the State against that claim at Offeror's expense and will pay all damages, costs, and attorneys' fees that a court finally awards, provided the State: (a) promptly notifies the Offeror in writing of the claim; and (b) allows Offeror to control and cooperates with Offeror in, the defense and any related settlement negotiations. The obligations of this paragraph are in addition to those stated in Section 7.3 below. Except that the Offeror can enter no settlement involving third party claims that contain any admission or stipulation to any guilt, fault, liability or wrongdoing by the State without prior written consent from the State.

7.3 If any products furnished by the Offeror become, or in the Offeror's opinion are likely to become, the subject of a claim of infringement, the Offeror will, at its option and expense: (a) procure for the State the right to continue using the applicable item; (b) replace the product with a non-infringing product substantially complying with the item's specifications; or (c) modify the item so that it becomes non-infringing and performs in a substantially similar manner to the original item.

**8. Confidential or Proprietary Information and Documentation**

8.1 Subject to the Maryland Public Information Act and any other applicable laws including, without limitation, HIPAA, the HI-TECH ACT, and the Maryland Medical Records Act and the implementation of regulations promulgated pursuant thereto, all confidential or proprietary information and documentation relating to either party (including without limitation, any information or data stored within the Offeror's computer systems) shall be held in absolute confidence by the other party. Each party shall, however, be permitted to disclose relevant confidential information to its officers, agents, and employees to the extent that such disclosure is necessary for the performance of their duties under this MSA, provided that the data may be collected, used, disclosed, stored, and disseminated only as provided by and consistent with the law. The provisions of this section shall not apply to information that: (a) is lawfully in the public domain; (b) has been independently developed by the other party without violation of this MSA; (c) was already in the possession of such party; (d) was supplied to such party by a third party lawfully in possession thereof and legally permitted to further disclose the information; or (e) which such party is required to disclose by law.

8.2 This Section 8 shall survive expiration or termination of this MSA.

**9. Loss of Data**

In the event of loss of any State data or records where such loss is due to the intentional act or omission or negligence of the Offeror or any of its sub offerors or agents, the Offeror shall be responsible for recreating such lost data in the manner and on the schedule set by the MSA Contract Monitor. The Offeror shall ensure that all data is backed up and recoverable by the Offeror. Offeror shall use its best efforts to assure that at no time shall any actions undertaken by the Offeror under this MSA (or any failures to act when Offeror has a duty to act) damage or create any vulnerabilities in data bases, systems, platforms, and/or applications with which the Offeror is working hereunder.

**10. Indemnification**

10.1 The Offeror shall hold harmless and indemnify the State from and against any and all losses, damages, claims, suits, actions, liabilities, and/or expenses, including, without limitation, attorneys' fees and disbursements of any character that arise from, are in connection with or are attributable to the performance or nonperformance of the Offeror or its sub offerors under this MSA.

10.2 This indemnification clause shall not be construed to mean that the Offeror shall indemnify the State against liability for any losses, damages, claims, suits, actions, liabilities, and/or expenses that are attributable to the sole negligence of the State or the State's employees.

10.3 The State of Maryland has no obligation to provide legal counsel or defense to the Offeror or its sub offerors in the event that a suit, claim, or action of any character is brought by any person not party to this MSA against the Offeror or its sub offerors as a result of or relating to the Offeror's performance under this MSA.

10.4 The State has no obligation for the payment of any judgments or the settlement of any claims against the Offeror or its sub offerors as a result of or relating to the Offeror's performance under this MSA.

10.5 The Offeror shall immediately notify the Procurement Officer of any claim or suit made or filed against the Offeror or its sub offerors regarding any matter resulting from, or relating to, the Offeror's obligations under the MSA, and will cooperate, assist, and consult with the State in the defense or investigation of any claim, suit, or action made or filed against the State as a result of, or relating to, the Offeror's performance under this MSA. The Offeror can enter no settlement involving third party claims that contain any admission or stipulation to any guilt, fault, liability or wrongdoing by the State without prior written consent from the State.

10.6 This Section 10 shall survive termination of this MSA.

**11. Non-Hiring of Employees**

No official or employee of the State, as defined under Md. Code Ann., General Provisions Article, § 5-101, whose duties as such official or employee include matters relating to or affecting the subject matter of this MSA, shall, during the pendency and term of this MSA and while serving as an official or employee of the State, become or be an employee of the Offeror or any entity that is a sub offeror on this MSA.

**12. Disputes**

This MSA shall be subject to the provisions of Md. Code Ann., State Finance and Procurement Article, Title 15, Subtitle 2, and COMAR 21.10 (Administrative and Civil Remedies). Pending resolution of a claim, the Offeror shall proceed diligently with the performance of the MSA in accordance with the Procurement Officer's decision. Unless a lesser period is provided by applicable statute, regulation, or the MSA, the Offeror must file a written notice of claim with the Procurement Officer within thirty (30) days after the basis for the claim is known or should have been known, whichever is earlier. Contemporaneously with or within thirty (30) days of the filing of a notice of claim, but no later than the date of final payment under the MSA, the Offeror must submit to the Procurement Officer its written claim containing the information specified in COMAR 21.10.04.02.

**13. Maryland Law**

13.1 This MSA shall be construed, interpreted, and enforced according to the laws of the State of Maryland.

13.2 The Maryland Uniform Computer Information Transactions Act (Commercial Law Article, Title 22 of the Annotated Code of Maryland), does not apply to this MSA or to any purchase order or Notice to Proceed issued under this MSA, or any software, or any software license required hereunder.

13.3 Any and all references to the Maryland Code, Annotated contained in this MSA shall be construed to refer to such Code sections as are from time to time amended.

**14. Nondiscrimination in Employment**

The Offeror agrees: (a) not to discriminate in any manner against an employee or applicant for employment because of race, color, religion, creed, age, sex, sexual orientation, gender identification, marital status, national origin,

ancestry, genetic information, or any otherwise unlawful use of characteristics, or disability of a qualified individual with a disability unrelated in nature and extent so as to reasonably preclude the performance of the employment, or the individual's refusal to submit to a genetic test or make available the results of a genetic test; (b) to include a provision similar to that contained in subsection (a), above, in any underlying subcontract except a subcontract for standard commercial supplies or raw materials; and (c) to post and to cause sub offerors to post in conspicuous places available to employees and applicants for employment, notices setting forth the substance of this clause.

**15. Contingent Fee Prohibition**

The Offeror warrants that it has not employed or retained any person, partnership, corporation, or other entity, other than a bona fide employee, bona fide agent, bona fide salesperson, or commercial selling agency working for the business, to solicit or secure the MSA, and that the business has not paid or agreed to pay any person, partnership, corporation, or other entity, other than a bona fide employee, bona fide agent, bona fide salesperson, or commercial selling agency, any fee or any other consideration contingent on the making of this MSA.

**16. Non-availability of Funding**

If the General Assembly fails to appropriate funds or if funds are not otherwise made available for continued performance for any fiscal period of this MSA succeeding the first fiscal period, this MSA shall be canceled automatically as of the beginning of the fiscal year for which funds were not appropriated or otherwise made available; provided, however, that this will not affect either the State's rights or the Offeror's rights under any termination clause in this MSA. The effect of termination of the MSA hereunder will be to discharge both the Offeror and the State from future performance of the MSA, but not from their rights and obligations existing at the time of termination. The Offeror shall be reimbursed for the reasonable value of any nonrecurring costs incurred but not amortized in the price of the MSA. The State shall notify the Offeror as soon as it has knowledge that funds may not be available for the continuation of this MSA for each succeeding fiscal period beyond the first.

**17. Termination for Cause**

If the Offeror fails to fulfill its obligations under this MSA properly and on time, or otherwise violates any provision of the MSA, the State may terminate the MSA by written notice to the Offeror. The notice shall specify the acts or omissions relied upon as cause for termination. All finished or unfinished work provided by the Offeror shall, at the State's option, become the State's property. The State shall pay the Offeror fair and equitable compensation for satisfactory performance prior to receipt of notice of termination, less the amount of damages caused by the Offeror's breach. If the damages are more than the compensation payable to the Offeror, the Offeror will remain liable after termination and the State can affirmatively collect damages. Termination hereunder, including the termination of the rights and obligations of the parties, shall be governed by the provisions of COMAR 21.07.01.11B.

**18. Termination for Convenience**

The performance of work under this MSA may be terminated by the State in accordance with this clause in whole, or from time to time in part, whenever the State shall determine that such termination is in the best interest of the State. The State will pay all reasonable costs associated with this MSA that the Offeror has incurred up to the date of termination, and all reasonable costs associated with termination of the MSA; provided, however, the Offeror shall not be reimbursed for any anticipatory profits that have not been earned up to the date of termination. Termination hereunder, including the determination of the rights and obligations of the parties, shall be governed by the provisions of COMAR 21.07.01.12A(2).

**19. Delays and Extensions of Time**

The Offeror agrees to prosecute the work continuously and diligently and no charges or claims for damages shall be made by it for any delays, interruptions, interferences, or hindrances from any cause whatsoever during the progress of any portion of the work specified in this MSA.

Time extensions will be granted only for excusable delays that arise from unforeseeable causes beyond the control and without the fault or negligence of the Offeror, including but not restricted to, acts of God, acts of the public enemy, acts of the State in either its sovereign or contractual capacity, acts of another Offeror in the performance of a contract with the State, fires, floods, epidemics, quarantine restrictions, strikes, freight embargoes, or delays of sub offerors or suppliers arising from unforeseeable causes beyond the control and without the fault or negligence of either the Offeror or the sub offerors or suppliers.

**20. Suspension of Work**

The State unilaterally may order the Offeror in writing to suspend, delay, or interrupt all or any part of its performance for such period of time as the Procurement Officer may determine to be appropriate for the convenience of the State, acting reasonably.

**21. Pre-Existing Regulations**

In accordance with the provisions of Md. Code Ann., State Finance and Procurement Article, § 11-206, the regulations set forth in Title 21 of the Code of Maryland Regulations (COMAR 21) in effect on the date of execution of this MSA are applicable to this MSA.

**22. Financial Disclosure**

The Offeror shall comply with the provisions of Md. Code Ann., State Finance and Procurement Article, § 13-221, which requires that every person that enters into contracts, leases, or other agreements with the State or its agencies during a calendar year under which the business is to receive in the aggregate, $100,000 or more, shall within thirty (30) days of the time when the aggregate value of these contracts, leases or other agreements reaches $100,000, file with the Secretary of the State certain specified information to include disclosure of beneficial ownership of the business.

**23. Political Contribution Disclosure**

The Offeror shall comply with Md. Code Ann., Election Law Article, Title 14, which requires that every person that enters into a contract for a procurement with the State, a county, or a municipal corporation, or other political subdivision of the State, during a calendar year in which the person receives a contract with a governmental entity in the amount of $200,000 or more, shall, file with the State Board of Elections statements disclosing: (a) any contributions made during the reporting period to a candidate for elective office in any primary or general election; and (b) the name of each candidate to whom one or more contributions in a cumulative amount of $500 or more were made during the reporting period. The statement shall be filed with the State Board of Elections: (a) before execution of a contract by the State, a county, a municipal corporation, or other political subdivision of the State, and shall cover the 24 months prior to when a contract was awarded; and (b) if the contribution is made after the execution of a contract, then twice a year, throughout the contract term, on: (i) February 5, to cover the six (6) month period ending January 31; and (ii) August 5, to cover the six (6) month period ending July 31. Additional information is available on the State Board of Elections website: http://www.elections.state.md.us/campaign_finance/index.html.

**24. Documents Retention and Inspection Clause**

The Offeror and sub offerors shall retain and maintain all records and documents relating to this MSA for a period of five (5) years after final payment by the State hereunder or any applicable statute of limitations or federal retention requirements (such as HIPAA), whichever is longer, and shall make them available for inspection and audit by authorized representatives of the State, including the Procurement Officer or designee, at all reasonable times. All

records related in any way to the MSA are to be retained for the entire time provided under this section. In the event of any audit, the Offeror shall provide assistance to the State, without additional compensation, to identify, investigate, and reconcile any audit discrepancies and/or variances. This Section 24 shall survive expiration or termination of the MSA.

**25. Right to Audit**

25.1 The State reserves the right, at its sole discretion and at any time, to perform an audit of the Offeror's and/or sub offeror's performance under this MSA. An audit is defined as a planned and documented independent activity performed by qualified personnel including but not limited to State and federal auditors, to determine by investigation, examination, or evaluation of objective evidence from data, statements, records, operations and performance practices (financial or otherwise) the Offeror's compliance with the MSA, including but not limited to adequacy and compliance with established procedures and internal controls over the MSA services being performed for the State.

25.2 Upon three (3) Business Days' notice, the Offeror and/or any sub offerors shall provide the State reasonable access to their respective records to verify conformance to the terms of the MSA. The Department may conduct these audits with any or all of its own internal resources or by securing the services of a third-party accounting or audit firm, solely at the Department's election. The Department may copy, at its own expense, any record related to the services performed and provided under this MSA.

25.3 The right to audit shall include any of the Offeror's sub offerors including but not limited to any lower tier sub offeror(s) that provide essential support to the MSA services. The Offeror and/or sub offeror(s) shall ensure the Department has the right to audit such sub offeror(s).

25.4 The Offeror and/or sub offerors shall cooperate with Department and Department's designated accountant or auditor and shall provide the necessary assistance for the Department or Department's designated accountant or auditor to conduct the audit.

25.5 This Section shall survive expiration or termination of the MSA.

**26. Compliance with Laws**

The Offeror hereby represents and warrants that:

26.1 It is qualified to do business in the State and that it will take such action as, from time to time hereafter, may be necessary to remain so qualified;

26.2 It is not in arrears with respect to the payment of any monies due and owing the State, or any department or unit thereof, including but not limited to the payment of taxes and employee benefits, and that it shall not become so in arrears during the term of this MSA;

26.3 It shall comply with all federal, State and local laws, regulations, and ordinances applicable to its activities and obligations under this MSA; and

26.4 It shall obtain, at its expense, all licenses, permits, insurance, and governmental approvals, if any, necessary to the performance of its obligations under this MSA.

**27. Cost and Price Certification**

By submitting cost or price information, the Offeror certifies to the best of its knowledge that the information submitted is accurate, complete, and current as of the date of its Bid/Proposal.

The price under this MSA and any change order or modification hereunder, including profit or fee, shall be adjusted to exclude any significant price increases occurring because the Offeror furnished cost or price information which, as of the date of its Bid/Proposal, was inaccurate, incomplete, or not current.

**28. Subcontracting; Assignment**

The Offeror may not subcontract any portion of the services provided under this MSA without obtaining the prior written approval of the Procurement Officer, nor may the Offeror assign this MSA or any of its rights or obligations hereunder, without the prior written approval of the Procurement Officer provided, however, that an Offeror may assign monies receivable under a contract after due notice to the State. Any subcontracts shall include such language as may be required in various clauses contained within this MSA, exhibits, and attachments. The MSA shall not be assigned until all approvals, documents, and affidavits are completed and properly registered. The State shall not be responsible for fulfillment of the Offeror's obligations to its sub offerors.

**29. Liability**

For breach of this MSA, negligence, misrepresentation, or any other contract or tort claim, Offeror shall be liable as follows:

29.1 For infringement of patents, copyrights, trademarks, service marks, and/or trade secrets, as provided in Section 7 of this MSA;

29.2 Without limitation for damages for bodily injury (including death) and damage to real property and tangible personal property; and

29.3 For all other claims, damages, losses, costs, expenses, suits, or actions in any way related to this MSA, regardless of the form Offeror's liability for third party claims arising under Section 10 of this MSA shall be unlimited if the State is not immune from liability for claims arising under Section 10.

**30. Commercial Nondiscrimination**

30.1 As a condition of entering into this MSA, Offeror represents and warrants that it will comply with the State's Commercial Nondiscrimination Policy, as described at Md. Code Ann., State Finance and Procurement Article, Title 19. As part of such compliance, Offeror may not discriminate on the basis of race, color, religion, ancestry or national origin, sex, age, marital status, sexual orientation, sexual identity, genetic information or an individual's refusal to submit to a genetic test or make available the results of a genetic test or on the basis of disability or other unlawful forms of discrimination in the solicitation, selection, hiring, or commercial treatment of sub offerors, vendors, suppliers, or commercial customers, nor shall Offeror retaliate against any person for reporting instances of such discrimination. Offeror shall provide equal opportunity for sub offerors, vendors, and suppliers to participate in all of its public sector and private sector subcontracting and supply opportunities, provided that this clause does not prohibit or limit lawful efforts to remedy the effects of marketplace discrimination that have occurred or are occurring in the marketplace. Offeror understands that a material violation of this clause shall be considered a material breach of this MSA and may result in termination of this MSA, disqualification of Offeror from participating in State contracts, or other sanctions. This clause is not enforceable by or for the benefit of, and creates no obligation to, any third party.

30.2 The Offeror shall include the above Commercial Nondiscrimination clause, or similar clause approved by the Department, in all subcontracts.

30.3 As a condition of entering into this MSA, upon the request of the Commission on Civil Rights, and only after the filing of a complaint against Offeror under Md. Code Ann., State Finance and Procurement Article, Title 19, as amended from time to time, Offeror agrees to provide within sixty (60) days after the request a complete list of the names of all sub offerors, vendors, and suppliers that Offeror has used in the past four (4) years on any of its contracts that were undertaken within the State of Maryland, including the total dollar amount paid by Offeror on each subcontract or supply contract. Offeror further agrees to cooperate in any investigation conducted by the State pursuant to the State's Commercial Nondiscrimination Policy as set forth at Md. Code Ann., State Finance and Procurement Article, Title 19, and to provide any documents relevant to any investigation that are requested by the State. Offeror understands that violation of this clause is a material breach of this MSA and may result in contract termination, disqualification by the State from participating in State contracts, and other sanctions.

**31. Prompt Pay Requirements**

31.1 If the Offeror withholds payment of an undisputed amount to its sub offeror, the Department, at its option and in its sole discretion, may take one or more of the following actions:

a. Not process further payments to the offeror until payment to the sub offeror is verified;
b. Suspend all or some of the contract work without affecting the completion date(s) for the contract work;
c. Pay or cause payment of the undisputed amount to the sub offeror from monies otherwise due or that may become due;
d. Place a payment for an undisputed amount in an interest-bearing escrow account; or
e. Take other or further actions as appropriate to resolve the withheld payment.

31.2 An "undisputed amount" means an amount owed by the Offeror to a sub offeror for which there is no good faith dispute. Such "undisputed amounts" include, without limitation:

a. Retainage which had been withheld and is, by the terms of the MSA between the Offeror and sub offeror, due to be distributed to the sub offeror; and
b. An amount withheld because of issues arising out of a Contract or occurrence unrelated to the Contract under which the amount is withheld.

31.3 An act, failure to act, or decision of a Procurement Officer or a representative of the Department, concerning a withheld payment between the Offeror and a sub offeror under this provision, may not:

a. Affect the rights of the contracting parties under any other provision of law;
b. Be used as evidence on the merits of a dispute between the Department and the offeror in any other proceeding; or
c. Result in liability against or prejudice the rights of the Department.

31.4 The remedies enumerated above are in addition to those provided under COMAR 21.11.03.13 with respect to sub offerors that have contracted pursuant to the Minority Business Enterprise (MBE) program.

31.5 To ensure compliance with certified MBE subcontract participation goals, the Department may, consistent with COMAR 21.11.03.13, take the following measures:

a. Verify that the certified MBEs listed in the MBE participation schedule actually are performing work and receiving compensation as set forth in the MBE participation schedule.
b. This verification may include, as appropriate:
   i. Inspecting any relevant records of the Offeror;
   ii. Inspecting the jobsite; and
   iii. Interviewing sub offerors and workers.
   iv. Verification shall include a review of:

(a) The Offeror's monthly report listing unpaid invoices over thirty (30) days old from certified MBE sub offerors and the reason for nonpayment; and

(b) The monthly report of each certified MBE sub offeror, which lists payments received from the Offeror in the preceding thirty (30) days and invoices for which the sub offeror has not been paid.

c. If the Department determines that the Offeror is not in compliance with certified MBE participation goals, then the Department will notify the Offeror in writing of its findings, and will require the Offeror to take appropriate corrective action. Corrective action may include, but is not limited to, requiring the Offeror to compensate the MBE for work performed as set forth in the MBE participation schedule.

d. If the Department determines that the Offeror is in material noncompliance with MBE contract provisions and refuses or fails to take the corrective action that the Department requires, then the Department may:

i. Terminate the MSA;
ii. Refer the matter to the Office of the Attorney General for appropriate action; or
iii. Initiate any other specific remedy identified by the MSA, including the contractual remedies required by any applicable laws, regulations, and directives regarding the payment of undisputed amounts.

e. Upon completion of the MSA, but before final payment or release of retainage or both, the Offeror shall submit a final report, in affidavit form under the penalty of perjury, of all payments made to, or withheld from, MBE sub offerors.

## 32. Living Wage

If an Offeror subject to the Living Wage law fails to submit all records required under COMAR 21.11.10.05 to the Commissioner of Labor and Industry at the Department of Labor, Licensing and Regulation, the agency may withhold payment of any invoice or retainage. The agency may require certification from the Commissioner on a quarterly basis that such records were properly submitted.

## 33. Variations in Estimated Quantities

Unless specifically indicated otherwise in the State's solicitation or other controlling documents related to the Scope of Work, any sample amounts provided are estimates only and the Department does not guarantee a minimum or maximum number of units or usage in the performance of this MSA.

## 34. MSA Contract Monitor and Procurement Officer

The work to be accomplished under this MSA shall be performed under the direction of the MSA Contract Monitor. All matters relating to the interpretation of this MSA shall be referred to the Procurement Officer for determination.

## 35. Notices

All notices hereunder shall be in writing and either delivered personally or sent by certified or registered mail, postage prepaid, as follows:

If to the State: Joseph Palechek
[redacted] [Redacted: Address]

If to the Offeror: Richard Lu
[redacted] [Redacted: Address]

**36. Parent Company Guarantee – NOT APPLICABLE** Dec 22, 2017

~~(Corporate name of Offeror's Parent Company) hereby guarantees absolutely the full, prompt, and complete performance by (Offeror) of all the terms, conditions and obligations contained in this MSA, as it may be amended from time to time, including any and all exhibits that are now or may become incorporated hereunto, and other obligations of every nature and kind that now or may in the future arise out of or in connection with this MSA, including any and all financial commitments, obligations, and liabilities. (Corporate name of Offeror's Parent Company) may not transfer this absolute guaranty to any other person or entity without the prior express written approval of the State, which approval the State may grant, withhold, or qualify in its sole and absolute subjective discretion. (Corporate name of Offeror's Parent Company) further agrees that if the State brings any claim, action, suit or proceeding against (Offeror), (Corporate name of Offeror's Parent Company) may be named as a party, in its capacity as Absolute Guarantor.~~

Dec 22, 2017

**37. Limited English Proficiency**

The Offeror shall provide equal access to public services to individuals with limited English proficiency in compliance with Md. Code Ann., State Government Article, §§ 10-1101 et seq., and Policy Guidance issued by the Office of Civil Rights, Department of Health and Human Services, and DHMH Policy 02.06.07.

**38. Miscellaneous**

38.1 Any provision of this MSA which contemplates performance or observance subsequent to any termination or expiration of this MSA shall survive termination or expiration of this MSA and continue in full force and effect.

38.2 If any term contained in this MSA is held or finally determined to be invalid, illegal, or unenforceable in any respect, in whole or in part, such term shall be severed from this MSA, and the remaining terms contained herein shall continue in full force and effect, and shall in no way be affected, prejudiced, or disturbed thereby.

**IN WITNESS THEREOF**, the parties have executed this MSA as of the date hereinabove set forth.

| | |
|---|---|
| **ABUNDANT SOLAR POWER INC.** | **STATE OF MARYLAND**<br>**MARYLAND DEPARTMENT OF TRANSPORTATION** |
| /s/ "*Richard Lu*" | /s/ "*Pete Rahn*" |
| By: Richard Lu | By: Secretary, Pete Rahn |
| Date: December 21, 2017 | Date: February 14, 2018 |

Approved for form and legal sufficiency this 11th day of January, 2018

/s/ "*Assistant Attorney General*"

Assistant Attorney General

Approved by BPW 2/7/15 11-6M

Date BPW Item #

**Change Order Modification No. 2**
**Renewable Energy Development**
**Master Services Agreement ("MSA")**
**Project No. MDOT-OOE-RED-2018**

This Change Order Modification No. 2 ("Modification No. 2") is made on the date last signed by the parties below ("Effective Date"), by and between Abundant Solar Power, Inc. and the State of Maryland, acting through the Maryland Department of Transportation ("MDOT").

WITNESSETH:

WHEREAS, Abundant Solar Power, Inc. and MDOT entered into a contract dated February 9, 2018 ("MSA");

WHEREAS, the parties now desire to amend the Term (as defined below) of the MSA and to define the ordering and performance periods within the Term.

NOW, THEREFORE, in consideration of the covenants and conditions herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Section 3.1 of the MSA is hereby replaced in its entirety with the following:

   The term of this MSA is for thirty years commencing on February 22, 2018 ("Term"), which includes an initial five-year period for MDOT's issuance of task orders to Offeror. MDOT in its sole discretion has the right to extend the task order issuance period and the Term by two years (and subject to the not to exceed pricing in the Financial Proposal for Options Years), which right must be exercised in writing by MDOT during the initial five years of the Term. The Term includes a twenty-year period of performance for each Renewable Energy Power Purchase Agreement ("REPPA") under a task order and a five-year option to extend the performance period, which right must be exercised in writing by MDOT in accordance with the applicable REPPA.

2. Section 3.2 of the MSA is hereby deleted in its entirety.

3. All provisions of the MSA shall remain in full force and effect except as expressly modified herein.

**[SIGNATURE PAGE ATTACHED]**

IN WITNESS THEREOF, the parties have caused this Modification No. 2 to be executed by their duly authorized officers, agents or officials as of the Effective Date.

| ABUNDANT SOLAR POWER INC. | STATE OF MARYLAND<br>MARYLAND DEPARTMENT OF TRANSPORTATION |
|---|---|
| /s/ "*Richard Lu*" | /s/ "Greg Slater" |
| By: Richard Lu<br>Date: April 5, 2021 | By: Greg Slater, Secretary<br>Date: April 23, 2021 |

Approved for form and legal sufficiency this 22nd day of April 2021

/s/ "*Todd Ensminger*"

Assistant Attorney General